ATTACHMENT FOR CURRENT FILING OF N-SAR

SUB-ITEM 77D

At a regular meeting held September 14-16, 2015, the Board of Trustees for the Registrant approved the fiscal year end change of the John Hancock Disciplined Value International Fund from August 31st to October 31st.

At a regular meeting held June 23-25, 2015, the Board of Trustees for the Registrant ratified the name change of the John Hancock Enduring Equity Fund to John Hancock Enduring Assets Fund.

At a regular meeting held December 15-17, 2014, the Board of Trustees for the Registrant ratified the change in the diversification status from non-diversified to diversified for the John Hancock Disciplined Value International Fund.